Table of Contents

ARTICLE I **4**

OFFICES..**4**

   SECTION 1.   PRINCIPAL EXECUTIVE OR BUSINESS OFFICES......................4

   SECTION 2. OTHER OFFICES..4

ARTICLE II **4**

MEETINGS OF SHAREHOLDERS **4**

   SECTION 1. PLACE AND CONDUCT OF MEETINGS. 4

   SECTION 2. ANNUAL MEETING. 5

   SECTION 3. SPECIAL MEETING. 5

   SECTION 4. VOTING AT SHAREHOLDER MEETINGS. 6

   SECTION 5. QUORUM. 7

   SECTION 6. NOTICE OF SHAREHOLDERS' MEETINGS. 7

   SECTION 7. MANNER OF GIVING NOTICE; AFFIDAVIT OF NOTICE. 8

   SECTION 8. WAIVER OF NOTICE OR CONSENT TO HOLDING A
SHAREHOLDERS' MEETING. 9

   SECTION 9. ADJOURNED MEETING; NOTICE. 10

   SECTION 10:   SHAREHOLDER ACTION BY WRITTEN CONSENT WITHOUT A
MEETING. 10

   SECTION 11. RECORD DATE FOR SHAREHOLDER NOTICE; VOTING;
GIVING CONSENT; OTHER PURPOSES...11

   SECTION 12. PROXIES. 12

   SECTION 13. INSPECTORS OF ELECTION. 12

ARTICLE III..**13**

BOARD OF DIRECTORS **13**

   SECTION 1. POWERS. 13

   SECTION 2. NUMBER OF DIRECTORS. 15

   SECTION 3. ELECTION AND TERM OF OFFICE OF DIRECTORS. 15

   SECTION. 4. VACANCIES; RESIGNATIONS 15

   SECTION 5. PLACE OF MEETINGS; MEETINGS BY ELECTRONIC
COMMUNICATIONS. 16

   SECTION 6. ANNUAL DIRECTORS' MEETING...17

   SECTION 7. OTHER REGULAR MEETINGS. 17

   SECTION 8. SPECIAL MEETINGS. 17

   SECTION 9. QUORUM. 18

   SECTION 10. WAIVER OF NOTICE. 18

   SECTION 11. ADJOURNMENT TO ANOTHER TIME OR PLACE. 18

   SECTION 12. NOTICE OF ADJOURNED MEETING. 18

   SECTION 13. ACTION WITHOUT A MEETING. 18

   SECTION 14. FEES AND COMPENSATION OF DIRECTORS. 19

ARTICLE IV **19**

COMMITTEES..**19**

SECTION 1. COMMITTEES OF THE BOARD. 19
SECTION 2. MEETINGS AND ACTION OF COMMITTEES. 20
ARTICLE V **20**
OFFICERS **20**
SECTION 1. OFFICERS. 20
SECTION 2. APPOINTMENT OF OFFICERS.......................................20
SECTION 3. SUBORDINATE OFFICERS. 20
SECTION 4. REMOVAL AND RESIGNATION OF OFFICERS.........................21
SECTION 5. VACANCIES IN OFFICES..21
SECTION 6. CHAIRMAN OF THE BOARD. 21
SECTION 7. PRESIDENT. 21
SECTION 8. VICE PRESIDENTS. 22
SECTION 10. CHIEF FINANCIAL OFFICER. 22
ARTICLE VI **23**
INDEMNIFICATION OF CORPORATE AGENTS.................................**23**
SECTION 1. INDEMNIFICATION OF CORPORATE AGENTS. 23
SECTION 2.   DIRECTORS' MONETARY DAMAGES 23
SECTION 3. SUCCESSFUL DEFENSE BY AGENT. 23
SECTION 4. REQUIRED APPROVAL FOR INDEMNIFICATION 24
SECTION 5. ADVANCE OF EXPENSES. 24
SECTION 6. LIMITATIONS. 24
SECTION 7. INSURANCE. 25
SECTION 8. SURVIVAL OF RIGHTS..25
SECTION 9. EFFECT OF AMENDMENT. 25
SECTION 10. SUBROGATION. 25
SECTION 12. NO DUPLICATION OF PAYMENTS. 25
ARTICLE VII **26**
RECORDS AND REPORTS **26**
SECTION 1. MAINTENANCE OF SHAREHOLDER RECORD AND INSPECTION
BY SHAREHOLDERS. 26
SECTION 2. MAINTENANCE AND INSPECTION OF BYLAWS.....................26
SECTION 3. MAINTENANCE AND INSPECTION OF MINUTES AND
ACCOUNTING RECORDS. 26
SECTION 4. INSPECTION BY DIRECTORS. 27
SECTION 5. ANNUAL REPORT TO SHAREHOLDERS. 27
SECTION 6. FINANCIAL STATEMENTS. 27
SECTION 7. ANNUAL STATEMENT OF INFORMATION. 28
ARTICLE VIII **29**
GENERAL CORPORATE MATTERS...**29**
SECTION 1. AUTHORIZED SIGNATORIES FOR CHECKS...........................29
SECTION 2. EXECUTING CORPORATE CONTRACTS AND INSTRUMENTS.29
SECTION 3. CERTIFICATES FOR SHARES. 29
SECTION 3A. TRANSFER ON THE BOOKS. 29
SECTION 4. LOST CERTIFICATES. 30
SECTION 5. SHARES OF OTHER CORPORATIONS: HOW VOTED. 30
SECTION 6. CONSTRUCTION AND DEFINITIONS. 30

ARTICLE IX...**31**

AMENDMENTS OF BYLAWS...**31**

    SECTION 1. AMENDMENT BY SHAREHOLDERS..31

    SECTION 2. AMENDMENT BY BOARD OF DIRECTORS 31

ARTICLE X **31**

TRANSFER RESTRICTIONS..**31**

SECTION 1. RIGHT OF FIRST REFUSAL **31**

CERTIFICATE OF THE ADOPTION OF BYLAWS **34**

FANview, Inc.

A CALIFORNIA CORPORATION

ARTICLE I

OFFICES

SECTION 1. PRINCIPAL EXECUTIVE OR BUSINESS OFFICES.

The Board of Directors (also referred to as the "Board") will fix the location of the principal executive office of **FANview, Inc.** (the "Corporation") at any place within or outside the State of California. If the principal executive office is located outside California and the Corporation has one or more business offices in California, the Board will fix and designate a principal business office in California.

SECTION 2. OTHER OFFICES.

Branch or subordinate offices may be established at any time and at any place by the Board of Directors.

ARTICLE II

MEETINGS OF SHAREHOLDERS

SECTION 1. PLACE AND CONDUCT OF MEETINGS.

(a) All meetings of shareholders (whether *regular*, *special* or *adjourned*) will be held at any place within or outside the State of California designated by the Board of Directors. In the absence of a designation by the Board, shareholders' meetings will be held at the Corporation's principal executive office. Any shareholder can participate in any meeting by electronic transmission by and to the Corporation or by video transmission subject to the consent requirement in California Corporations Code §20(b) and any guidelines and procedures adopted by the Board of Directors. Such shareholders shall be deemed present in person or by proxy, and vote, whether the meeting is to be held at a designated place or in whole or in part by means of electronic transmission by and to the Corporation or by electronic video screen communication.

(b) Meetings of the shareholders may be conducted, either in whole or in part, by (1) electronic video screen communication or in whole or in part, by (2) electronic transmission (other than video screen communication), if all shareholders consent thereto and none of such consents is revoked prior to the holding of the meeting.

*A request by the Corporation to the shareholders for consent to conduct a meeting of shareholders by electronic transmission may be made in the same manner as a notice of shareholders meeting as set forth in Sections 6 and 7 of this Article II, and shall include a statement that, absent consent of each shareholder to conduct a meeting by electronic transmission, the meeting shall be held at a physical location in accordance with Section 1 of this Article II.

(c) Shareholders not physically present (in person or by proxy) at a meeting may, by video screen communication or electronic transmission, be deemed present and may participate and vote at the meeting.

When conducting any meeting in whole or in part by video screen communication or electronic transmission, the Corporation shall implement reasonable measures to provide shareholders a reasonable opportunity to read or hear the proceedings in real time as the proceedings occur and to vote on matters submitted thereat for shareholder vote.

(d) The President of the Corporation, or if the President is unavailable any other officer of the Corporation as designated by the Board of Directors, shall be present and preside at all shareholder meetings (*annual*, *special*, or *adjourned*).

(e) *Shareholder Proposal*. Any shareholder may submit a proposal for any business matter to be discussed at an annual shareholders meeting at the meeting itself, subject to the guidelines and procedures set by the President (or other presiding officer).

SECTION 2. ANNUAL MEETING.

The annual meeting of shareholders will be held each year on a date and at a time designated by the Board of Directors. The date so designated will be within FIVE (5) MONTHS after the end of the Corporation's fiscal year, and/or within FIFTEEN MONTHS (15) of the last annual meeting. At each annual meeting, directors will be elected and any other proper business matters within the power of the shareholders may be transacted.

SECTION 3. SPECIAL MEETING.

Special meetings of the shareholders can be called for any purpose or purposes whatsoever and at any time by the Board of Directors, by the Chairman of the Board (if there is such officer appointed), by the President, Vice President, or Chief Financial Officer or by one or more shareholders holding shares that in the aggregate are entitled to cast not less than TEN PERCENT (10%) of the votes on the record date established pursuant to Section 11, Article II of these bylaws. If a special meeting is called by anyone other than the Board of Directors, the person or persons calling the meeting will make a request in writing, delivered personally or sent by registered mail or certified mail to the Corporation, addressed to the attention of the Chairman of the Board or the President, Vice President, or Secretary, specifying the time and date of the meeting (which shall not be less than THIRTY-FIVE (35) nor more than SIXTY (60) DAYS after receipt of the request) and the general nature of the business proposed to be transacted. Within TWENTY (20) DAYS after receipt, the officer receiving the request will cause notice to be given to the shareholders entitled to vote, in accordance with notice provisions as stated in Section 6 and Section 7 of this Article II, stating that a meeting will be held at the time requested by the person(s) calling the meeting, and stating the general nature of the business proposed to be transacted. If notice is not given within TWENTY (20) DAYS after receipt of the request, the person or persons requesting the meeting may give the notice in the manner provided for in these bylaws or upon application to the Superior Court as provided in California Corporations Code Section 305(c), if applicable. Nothing in this paragraph will be construed as limiting, fixing, or affecting the time when a meeting of shareholders called by action of the Board may be held.

SECTION 4. VOTING AT SHAREHOLDER MEETINGS.

(a) *Except as provided below with respect to cumulative voting and except as may be otherwise provided in the Articles of Incorporation,* each outstanding share, regardless of class, shall be entitled to one vote on each matter submitted to the vote of shareholders. Other than election of directors, any holders of shares entitled to vote on any matter may vote part of the shares in favor of the proposal and refrain from voting the remaining shares or vote them against the proposal, but, if the shareholder fails to specify the number of shares such shareholder is voting affirmatively, it will be conclusively presumed that the shareholder's approving vote is with respect to all shares the shareholder is entitled to vote.

Except as provided in Subsection (b) of this Section, the affirmative vote of a majority of the shares represented and voting at a duly held meeting at which a quorum is present (as defined in Section 5, Article II), provided such shares voting affirmatively also constitute at least a majority of the required quorum, shall be the act of the shareholders, unless a vote of a greater number or voting by classes is required by the California Corporations Code or the Articles of Incorporation.

(b) The shareholders present at a duly called or held meeting at which a quorum is present may continue to transact business until adjournment notwithstanding the withdrawal of enough shareholders to leave less than a quorum, if any action taken (other than adjournment) is approved by at least a majority of the shares required to constitute a quorum or, if required by the California Corporations Code or the Articles of Incorporation, the vote of a greater number or voting by classes.

(c) The shareholders' vote may be by *voice* vote or by *ballot*, provided, however, that any election for directors must be by ballot, if demanded by any shareholder before the voting begins.

(d) *Cumulative Voting*. Subject to Subsection (e) of this Section 4, Article II, every shareholder entitled to vote in any election for directors shall have the right to cumulate such shareholder's votes and give one candidate a number of votes equal to the number of directors to be elected multiplied by the number votes to which such shareholder's shares are normally entitled, or to distribute votes on the same principle among any or all of the candidates. The candidates receiving the highest number of votes, up to the number of positions to be filled, will be elected. Votes against the directors and votes withheld with respect to the election of the directors shall have no legal effect.

(e) No shareholder shall be entitled to cumulate votes unless such candidate's name or candidates' names have been placed in nomination before commencement of the voting and the shareholder has given notice at the meeting, before the voting has begun, of the shareholder's intention to cumulate votes. If any shareholder has given such a notice, then all shareholders entitled to vote may cumulate their votes for candidates in nomination.

SECTION 5. QUORUM.

(a) The presence in person or by proxy of the holders of a majority of the shares entitled to vote at any meeting of shareholders shall constitute a *quorum* for the transaction of business. Shares shall not be counted to make up a quorum for a meeting if voting of such shares at the meeting has been enjoined or for any reason they cannot be lawfully voted at the meeting.

(b) In the absence of a quorum, any meeting of the shareholders may be adjourned from time to time by the vote of a majority of the shares represented either in person or by proxy, but no other business may be transacted except as provided for in Section 4(b) of Article II.

SECTION 6. NOTICE OF SHAREHOLDERS' MEETINGS.

Whenever shareholders are required or permitted to take any action at a meeting a written notice of the meeting shall be given not less than TEN (10) nor more than SIXTY (60) DAYS before the date of the meeting to each shareholder entitled to vote thereat. Notice of any meeting of shareholders shall be given by the Secretary or an Assistant Secretary, or other person charged with that duty, or if there be no such officer or person, or in case of his or her neglect or refusal, by any director or shareholder. All notices of shareholder meetings will be sent or otherwise given, in accordance with the provisions in Section 7 of this Article II on *Manner of Giving Notice*. Shareholders entitled to notice will be determined in accordance with bylaw provisions on Record Date, Section 11 of this Article II.

The notice will specify the place, date, and hour of the meeting, and (i) in the case of a *special* meeting, the general nature of the business to be transacted, or (ii) in the case of the *annual* meeting, those matters that the Board of Directors, at the time of giving the notice, intends to present for action by the shareholders. If directors are to be elected, the notice will include the names of all nominees whom the Board intends, at the time of the notice, to present for election. If the meeting is to be held in whole or in part by electronic transmission, the notice shall state the means of electronic transmission by and to the Corporation or electronic video screen communication, if any, by which shareholders may participate in that meeting.

The notice will also state the general nature of any proposed action to be taken at the meeting to approve any of the following matters:

(i)   A transaction in which a director has a financial interest, within the meaning of California Corporations Code §310;

(ii)   An amendment of the articles of incorporation under California Corporations Code §902;

(iii)   A plan of conversion under California Corporations Code §1152;

(iv)   A reorganization under California Corporations Code §1201;

(v)   A voluntary dissolution under California Corporations Code §1900; OR

(vi)   A distribution in dissolution that requires approval of the outstanding shares under California Corporations Code §2007.

SECTION 7. MANNER OF GIVING NOTICE; AFFIDAVIT OF NOTICE.

(a) Notice of any shareholders' meeting will be given either (a) personally or (b) by first-class mail or other written communication (including electronic transmission by the Corporation), charges prepaid, addressed to the shareholder at the physical or electronic address appearing on the Corporation's books or given by the shareholder to the Corporation for purposes of notice. If no address appears on the Corporation's books or has been given as specified above, notice will be either (1) sent by first-class mail addressed to the shareholder at the Corporation's principal executive office, or (2) published at least once in a newspaper of general circulation in the county where the Corporation's principal executive office is located. Notice is deemed to have been given at the time when delivered personally or deposited in the mall or sent by electronic transmission or other means of written communication.

(b) If any notice (or report) mailed to a shareholder at the address appearing on the Corporation's books is returned marked to indicate that the United States Postal Service is unable to deliver the document to the shareholder at that address, all future notices or reports will be deemed to have been duly given without further mailing if the same shall be available for the shareholder upon written demand of the shareholder at the principal executive office of the Corporation for a period of ONE (1) YEAR from the date of the giving of the notice (or report) to all other shareholders.

(c) Notice shall not be given by electronic transmission by the Corporation after either of the following: (1) The Corporation is unable to deliver two consecutive notices to the shareholder by that means, or (2) the inability to so deliver such notices to the shareholder becomes known to the Secretary, any Assistant Secretary, the transfer agent, or other person responsible for the giving of the notice.

(d) An affidavit of the mailing, or other authorized means of transmitting, of any notice of shareholders' meeting in accordance with this Section 7, (or any report, or other document) sent to shareholders, may be executed by the Corporation's Secretary, Assistant Secretary, or transfer agent and, if executed, will be filed and maintained in the minute book of the Corporation and shall be prima facie evidence of the giving of the notice, where applicable.

SECTION 8. WAIVER OF NOTICE OR CONSENT TO HOLDING A SHAREHOLDERS' MEETING.

The transactions of any meeting of shareholders, either *annual* or *special*, however called and noticed and wherever held, will be as valid as though they were had at a meeting duly held after regular call and notice, if (1) a *quorum* (as defined in Section 5, Article II) is present either in person or by proxy, and (2) each person entitled to vote who was not present in person or by proxy, either before or after the meeting, signs a written waiver of notice or a consent to holding the meeting or an approval of the minutes of the meeting. All waivers, consents, and approvals will be filed with the corporate records or made a part of the minutes of the meeting.

The waiver of notice or consent to holding the meeting need not specify either the business to be transacted or the purpose of any *annual* or *special* meeting of the shareholders, except that, if action is taken or proposed to be taken for approval of any of those matters specified in the California Corporations Code §601(f), *that is,*

(i) A transaction in which a director has a financial interest, within the meaning of California Corporations Code §310;

(ii) An amendment of the articles of incorporation under California Corporations Code §902;

(iii) A plan of conversion under California Corporations Code §1152;

(iv) A reorganization under California Corporations Code §1201;

(v) A voluntary dissolution under California Corporations Code §1900; OR

(vi) A distribution in dissolution that requires approval of the outstanding shares under California Corporations Code §2007.

A shareholder's attendance at a meeting also constitutes a waiver of notice of that meeting, unless the shareholder at the beginning of the meeting objects to the transaction of any business on the ground that the meeting was not lawfully called or convened. In addition, attendance at a meeting does not constitute a waiver of any right to object to consideration of matters required by law to be included in the notice of the meeting which were not so included, if that objection is expressly made at the meeting.

SECTION 9. ADJOURNED MEETING; NOTICE.

Any shareholders' meeting (*annual* or *special*) whether or not a quorum is present, may be adjourned from time to time by the vote of the majority of the shares represented, either in person or by proxy, but in the absence of a quorum, no other business may be transacted at that meeting, except as provided in Section 4(b) of this Article II.

When any meeting of shareholders, either *annual* or *special*, is adjourned to another time or place, notice need not be given of the adjourned meeting if its time and place (or the means of electronic transmission by and to the Corporation or electronic video screen communication, if any, by which the shareholders may participate) are announced at the meeting at which the adjournment is taken. When a meeting is adjourned for more than FORTY-FIVE (45) DAYS or if after adjournment a new record date is fixed for the adjourned meeting, a <u>notice</u> of the time and place of the adjourned meeting shall be given to each shareholder of record entitled to vote at a meeting pursuant to notice provisions in the bylaws. At any adjourned meeting the shareholders may transact any business which might have been transacted at the original meeting.

SECTION 10: SHAREHOLDER ACTION BY WRITTEN CONSENT WITHOUT A MEETING.

(a) Any action that could be taken at an *annual* or *special* meeting of shareholders may be taken <u>without a meeting</u> and <u>without prior notice</u>, if a consent in writing, setting forth the action so taken, is signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take that action at a meeting at which all shares entitled to vote on that action were present and voted.

(b) All consents will be filed with the Secretary of the Corporation and will be maintained in the corporate records. Any shareholder or other authorized person who has given a written consent may revoke the consent by a writing received by the Secretary of the Corporation prior to the time that the written consents of the number of shares required to authorize the proposed action have been filed with the Secretary, but may not do so thereafter. Such revocation is effective upon its receipt by the Secretary of the Corporation.

(c) **Unless the consents of all shareholders entitled to vote have been solicited in writing:**

   (i) Notice of any shareholder approval pursuant to California Corporations Code §310 (transactions in which a director has a financial interest), §317 (indemnification of corporate agents), §1152 (plan of conversion); §1201 (reorganization of the Corporation, except for a reorganization as to which shareholders have the right, pursuant to Chapter 13 (commencing with Section 1300) to demand payment of cash for their shares), or §2007 (certain distributions on dissolution) obtained without a meeting by less than unanimous written consent, will be given at least TEN (10) DAYS before the consummation of any action authorized by the approval, to those shareholders entitled to vote who have not consented in writing.

(ii) Prompt notice will be given of any other corporate action approved by shareholders without a meeting by less than unanimous consent, to those shareholders entitled to vote who have not consented in writing.

(iii) Notice will be given in the manner specified in Section 7 of this Article II.

Notwithstanding Subsection 10(a), directors may be elected by written consent of the shareholders without a meeting <u>only</u> if the written consents of all outstanding shares entitled to vote are obtained. Nonetheless, shareholders may elect a director to fill a vacancy, other than a vacancy created by removal, if not filled by the Board, by written consent of a majority of outstanding shares entitled to vote.

SECTION 11. RECORD DATE FOR SHAREHOLDER NOTICE; VOTING; GIVING CONSENT; OTHER PURPOSES

(a) For purposes of determining the shareholders entitled to receive notice of and vote at a shareholders' meeting or give written consent to corporate action without a meeting *(or entitled to receive payment of any dividend or other distribution or allotment of any rights or entitled to exercise any rights in respect of any other lawful action)* the Board may fix in advance a record date that is not more than SIXTY (60) nor less than TEN (10) DAYS prior to the date of a shareholders' meeting, or not more than SIXTY (60) DAYS prior to any other action. Only shareholders of record at the close of business on the record date are entitled to notice of, and to vote at, a meeting of shareholders, or give written consent to corporate action without a meeting *(or entitled to receive payment of any dividend or other distribution or allotment of any rights or entitled to exercise any rights in respect of any other lawful action)* notwithstanding any transfer of any shares on the books or the Corporation after the record date, except as otherwise provided by in the Articles of Incorporation or the California Corporations Code.

(b) A determination of the shareholders of record entitled to notice of, and to vote at, a meeting of shareholders shall apply to any adjournment of the meeting unless the Board of Directors fixes a new record date for the adjourned meeting. However, the Board of Directors shall fix a new record date if the meeting is adjourned for more than forty-five (45) days from the date set for the original meeting.

(c) **If no record date is fixed by the Board:**

1) The record date for determining shareholders entitled to notice of or to vote at a meeting of shareholders shall be at the close of business on the business day next preceding the day on which notice is given or, if notice is waived, at the close of business on the business day next preceding the day on which the meeting is held.

2) The record date for determining shareholders entitled to give consent to corporate action in writing without a meeting, when no prior action by the Board has been taken, shall be the day on which the first written consent is given.

3) The record date for determining shareholders for any other purpose, including matters previously acted upon by the Board, is the close of the business on the day the Board adopts a resolution relating to such matter, or the SIXTIETH (60th) DAY prior to the date of such action, whichever is later.

SECTION 12. PROXIES.

Every person entitled to vote shares may authorize in writing one or more agents, by a proxy, to vote the shares on his/her/its behalf. The proxy will need to be signed by the shareholder entitled to vote and filed with the Secretary of the Corporation. A proxy will be deemed signed if the shareholder's name is placed on the proxy (whether by manual signature, electronic signature, or otherwise) by the shareholder or the shareholder's attorney in fact. A validly executed proxy that does not state that it is irrevocable will continue in full force and effect unless (i) revoked by the person executing it, before the vote pursuant to that proxy, by a writing delivered to the Corporation stating that the proxy is revoked, or by attendance at the meeting and voting in person by the person executing the proxy or by a subsequent proxy executed by the same person and presented at the meeting; or (ii) written notice of the death or incapacity of the maker of that proxy is received by the Corporation before the vote pursuant to that proxy is counted; provided, however, that no proxy will be valid after the expiration of ELEVEN (11) MONTHS from the date of the proxy, unless otherwise provided in the proxy. The revocability of a proxy that states on its face that it is irrevocable will be governed by the provisions of the California Corporations Code §§705(e) and 705(f).

SECTION 13. INSPECTORS OF ELECTION.

Before any meeting of shareholders, the Board of Directors may appoint any persons other than nominees for office to act as inspectors of election at the meeting or its adjournment. If no inspectors of election are so appointed, the chair of the meeting may, and on the request of any shareholder or a shareholder's proxy will, appoint inspectors of election at the meeting. The number of inspectors will be either one or three. If inspectors are appointed at a meeting on the request of one or more shareholders or proxies, the holders of a majority of shares or their proxies present at the meeting will determine whether one or three inspectors are to be appointed. If any person appointed as inspector fails to appear or fails or refuses to act, the chair of the meeting may, and upon the request of any shareholder or a shareholder's proxy will, appoint a person to fill that vacancy.

These inspectors will: (a) determine the number of shares outstanding and the voting power of each, the shares represented at the meeting, the existence of a quorum, and the authenticity, validity, and effect of proxies; (b) receive votes, ballots, or consents; (c) hear and determine all challenges and questions in any way arising in connection with the right to vote; (d) count and tabulate all votes or consents; (e) determine when the polls will close; (f) determine the result; and (g) do any other acts that may be proper to conduct the election or vote with fairness to all shareholders.

The inspectors of election shall perform their duties impartially, in good faith, to the best of their ability and as expeditiously as is practical. If there are three inspectors of election, the decision, act or certificate of a majority is effective in all respects as the decision, act or certificate of all. Any report or certificate made by the inspectors of election is prima facie evidence of the facts stated therein.

ARTICLE III

BOARD OF DIRECTORS

SECTION 1. POWERS.

Subject to the provisions of the California Corporations Code and any limitations in the Articles of Incorporation and these bylaws relating to action required to be approved by the shareholders or by the outstanding shares, the business and affairs of the Corporation will be managed and all corporate powers will be exercised by or under the direction of the Board of Directors. Within these parameters, the Board of Directors may delegate the management of the day-to-day operation of the business of the Corporation to a management company or other person(s).

Without prejudice to these general powers, and subject to the same limitations, the Board of Directors will have the power to:

(a) Select and remove all officers, agents, and employees of the Corporation; prescribe any powers and duties for them that are consistent with the law, with the Articles of Incorporation, and with these bylaws; fix their compensation; and require from them security for faithful service.

(b) Change the principal executive office or the principal business office in the State of California from one location to another; cause the Corporation to be qualified to do business in any other state, territory, dependency, or country and conduct business within or outside the State of California; and designate any place within or outside the State of California for holding any shareholders' meeting or meetings, including annual meetings.

(c) Adopt, make, and use a corporate seal; prescribe the forms of certificates of stock; and alter the form of the seal and certificates.

(d) Authorize the issuance of shares of stock of the Corporation on any lawful terms, in consideration of money paid, labor done, services actually rendered, debts or securities canceled, or tangible or intangible property actually received.

(e) Borrow money and incur indebtedness on behalf of the Corporation, and cause to be executed and delivered for the Corporation's purposes, in the corporate name, promissory notes, bonds, debentures, deeds of trust, mortgages, pledges, hypothecations, and other evidences of debt and securities.

(f) Advance money to a director or officer of the Corporation or of its parent for any expenses reasonably anticipated to be incurred in the performance of the duties of the director or officer, provided that in the absence of the advance the director or officer would be entitled to be reimbursed for the expenses by the Corporation, its parent, or any subsidiary.

(g) Take either or both of the actions described in (g)(i) or (g)(ii) below to modify the Corporation's ordinary business operations and affairs in anticipation of or during an Emergency.

   (i) Modify lines of succession to accommodate the incapacity of any director, officer, employee, or agent resulting from the Emergency (as defined below); and/or
   (ii) Relocate the principal office, designate alternative principal offices or regional offices, or authorize the officers to do so.

(h) During an Emergency,

   (i) give notice to a director or directors in any practicable manner under the circumstances, including, but not limited to, by publication and radio, when notice of a meeting of the Board cannot be given to that director or directors in the manner prescribed by these bylaws or California Corporations Code §307, and

   (ii) deem that one or more officers of the Corporation present at a Board meeting is a director, in order of rank and within the same in order of seniority, as necessary to achieve a quorum (as defined in Section 9 of this Article III) for that meeting.

(i) In anticipation of or during an Emergency, not take any action that requires the vote of the shareholders or is not in the Corporation's ordinary course of business, unless the required vote of the shareholders was obtained prior to the Emergency.

SECTION 1.A.

(a) Any actions taken in good faith in anticipation of or during an Emergency under these bylaws bind the Corporation and may not be used to impose liability on a corporate director, officer, employee, or agent.

(b) For purposes of these bylaws, the term "**Emergency**" means any one or more of the following events or circumstances as a result of which, and only so long as, a quorum (as defined in Section 9 of this Article III) of the Board of Directors cannot be readily convened for action:

(i) A natural catastrophe, including, but not limited to, a hurricane, tornado, storm, high water, wind-driven water, tidal wave, tsunami, earthquake, volcanic eruption, landslide, mudslide, snowstorm, or drought, or, regardless of cause, any fire, flood, or explosion; OR

(ii) An attack on the United States of America by an enemy of the United States of America, or upon receipt by the State of California of a warning from the federal government indicating that an enemy attack is probable or imminent; or

(iii) An act of terrorism or other manmade disaster that results in extraordinary levels of casualties or damage or disruption severely affecting the infrastructure, environment, economy, government functions, or population, including, but not limited to, mass evacuations; or

(iv) A state of emergency proclaimed by a governor or by the President of the United States of America.

SECTION 2. NUMBER OF DIRECTORS.

The authorized number of directors will be TWO (2) until changed by an amendment of the Articles of Incorporation or by amendment to this bylaw adopted by the vote or written consent of a majority of the outstanding shares entitled to vote; provided that if the authorized number of directors is FIVE (5) or more, any proposal to reduce the authorized number of directors to a number less than five cannot be adopted if the votes cast against its adoption at a meeting, or the shares not consenting in the case of action by written consent, are equal to more than SIXTEEN and TWO-THIRDS PERCENT (16-2/3%) of the outstanding shares entitled to vote.

SECTION 3. ELECTION AND TERM OF OFFICE OF DIRECTORS.

Directors will be elected at each annual meeting of the shareholders to hold office until the next annual meeting. Each director, including a director elected to fill a vacancy, will hold office until the expiration of the term for which elected and until a successor has been elected and qualified. No reduction of the authorized number of directors will have the effect of removing any director before that director's term of office expires.

SECTION. 4. VACANCIES; RESIGNATIONS

A vacancy in the Board of Directors will be deemed to exist:

(1) If a director dies, resigns, or is removed by the shareholders or an appropriate court, as provided in the California Corporations Code §303 or §304;

(2) If the Board of Directors declares vacant the office of a director who has been convicted of a felony or declared of unsound mind by an order of court;

(3) If the authorized number of directors is increased; OR

(4) If at any shareholders' meeting at which one or more directors are elected the shareholders fail to elect the full authorized number of directors to be voted for at that meeting.

Any director may resign effective on giving written notice to the Chair of the Board (if any), the President, the Secretary, or the Board of Directors, unless the notice specifies a later effective date. If the resignation is effective at a future time, the Board may elect a successor to take office when the resignation becomes effective.

Except for a vacancy caused by the removal of a director, vacancies on the Board may be filled by approval of the Board or, if the number of directors then in office is less than a quorum (as defined in Section 9 of this Article), by (1) the affirmative vote of a majority of the directors then in office at a meeting held pursuant to notice or waivers of notice complying with California Corporations Code §307, or (2) a sole remaining director.

A vacancy on the Board caused by the removal of a director may be filled only by the shareholders, except that a vacancy created when the Board declares the office of a director vacant as provided in clause (2) of the first paragraph of this Section 4, Article III, of the bylaws may be filled by the Board of Directors.

The shareholders may elect a director at any time to fill a vacancy not filled by the Board of Directors.

The term of office of a director elected to fill a vacancy will run until the next annual meeting of the shareholders, and such a director will hold office until a successor is elected and qualified.

SECTION 5. PLACE OF MEETINGS; MEETINGS BY ELECTRONIC COMMUNICATIONS.

Meetings of the Board may be called by the Chair of the Board, President, or any vice-president or Secretary or any two directors.

Regular meetings of the Board of Directors may be held at any place within or outside the State of California that has been designated from time to time by resolution of the Board of Directors. In the absence of such a designation, regular meetings shall be held at the principal executive office of the Corporation.

Any regular meeting of the Board of Directors may nonetheless be held at any place consented to in writing by all members of the Board of Directors, whether before or after the meeting. If consents are given, they shall be filed with the minutes of the meeting.

Special meetings of the Board of Directors will be held at any place within or outside the State of California that has been designated in the notice of the meeting or, if not stated in the notice or there is no notice, at the principal executive office of the Corporation. Any *Special* meeting of the Board of Directors may nonetheless be held at any place consented to in writing by all members of the Board of Directors, whether before or after the meeting. If consents are given, they shall be filed with the minutes of the meeting.

Members of the Board of Directors may participate in a meeting through the use of conference telephone, electronic video screen communication, or electronic transmission by and to the Corporation. Participation in a meeting through the use of conference telephone or electronic video screen communication constitutes presence in person at that meeting so long as all members participating in the meeting are able to hear one another.

Participation in a meeting through the use of electronic transmission by and to the Corporation (other than conference telephone and electronic video screen communication) constitutes presence in person at that meeting if each member participating in the meeting can communicate with all of the other members concurrently and each member is provided the means of participating in all matters before the Board of Directors, including, without limitation, the capacity to propose, or to interpose an objection to, a specific action to be taken by the Corporation, and the Corporation adopts and implements some means of verifying that (i) each person participating in the meeting is a director or other person entitled to participate in the meeting and (ii) all actions of, or votes by, the Board are taken or cast only by directors and not by persons who are not members of the Board of Directors.

SECTION 6. ANNUAL DIRECTORS' MEETING.

Immediately after each annual shareholders' meeting, the Board of Directors will hold a regular meeting at the same place, or at any other place that has been designated by the Board of Directors, to consider matters of organization, election of officers, and other business as desired. Notice of this meeting will not be required if the time and place of the meetings are fixed by the Board or these bylaws.

SECTION 7. OTHER REGULAR MEETINGS.

Other regular meetings of the Board of Directors will be held without call at times to be fixed by the Board of Directors from time to time. Such regular meetings may be held without notice, provided that the time and place has been fixed by the Board, and further provided that notice of any change in the time of such meeting shall be given to each director in the same manner as notice for special meetings of the Board of Directors.

SECTION 8. SPECIAL MEETINGS.

Special meetings of the Board of Directors may be called for any purpose or purposes at any time by the Chair of the Board, the President, any Vice President, the Secretary, or any two directors.

Special Meetings' Notice Required. Notice of the time and place for special meetings shall be delivered to each director personally, or be given by telephone (including a voice messaging system), facsimile, electronic mail or other electronic means, or be sent by first class mail addressed to each director at his or her address as shown in the records of the Corporation. If such notice is mailed, it shall be deposited in the United States mail at least FOUR (4) DAYS before the time of the holding of the meeting. IF such notice is delivered in personally or by telephone, facsimile, electronic mail or other electronic means, it shall be so delivered at least FORTY-EIGHT (48) HOURS before the time of the holding of the meeting.

Oral notice given personally or by telephone, may be transmitted either to the director or to a person at the director's office who can reasonably be expected to communicate it promptly to the director. Written notice, if used, will be addressed to each director at the address shown on the Corporation's records. The notice need not specify the purpose of the meeting nor the place, if the meeting is to be held at the principal executive office of the Corporation.

SECTION 9. QUORUM.

A majority of the authorized number of directors will constitute a quorum for the transaction of business, except to adjourn as provided in *Section 11 of this Article III*.

Every act or decision done or made by a majority of the directors present at a meeting duly held at which a quorum is present will be regarded as the act of the Board of Directors, subject to the provisions of California Corporations Code §310 (concerning approval of contracts or transactions in which a director has a direct or indirect material financial interest), §311 (concerning appointment of committees), and §317(e) (concerning indemnification of directors).

Even though a quorum is initially present, if the number of directors present at a meeting is reduced to less than a quorum by withdrawal of directors, no further business except adjournment from time to time may be transacted at the meeting until a quorum is present.

SECTION 10. WAIVER OF NOTICE.

Notice of a meeting, although otherwise required, need not be given to any director who (1) either before or after the meeting signs a waiver of notice or a consent to holding the meeting without being given notice, (2) signs an approval of the minutes of the meeting, or (3) attends the meeting without protesting the lack of notice before or at the beginning of the meeting. Waivers of notice or consents need not specify the purpose of the meeting. All waivers, consents, and approvals of the minutes will be filed with the corporate records or made a part of the minutes of the meeting.

SECTION 11. ADJOURNMENT TO ANOTHER TIME OR PLACE.

Whether or not a quorum is present, a majority of the directors present may adjourn any meeting to another time or place.

SECTION 12. NOTICE OF ADJOURNED MEETING.

Notice of the time and place of resuming a meeting that has been adjourned need not be given unless the adjournment is for more than 24 hours, in which case notice will be given, before the time set for resuming the adjourned meeting, to the directors who were not present at the time of the adjournment. Notice need not be given in any case to directors who were present at the time of adjournment.

SECTION 13. ACTION WITHOUT A MEETING.

Any action required or permitted to be taken by the Board of Directors may be taken without a meeting, if all the then-serving members of the Board of Directors individually or collectively consent in writing to that action and if the number of the then-serving directors constitutes a quorum of the Board. The written consent shall be filed with the minutes of the proceedings of the Board.

An action may be taken by written consent notwithstanding that a director (or more than one director) abstains in writing on the ground that the director is an "interested director" as described in California Corporations Code Section 310(a) or a "common director" as described in California Corporations Code Section 310(b). In any such circumstances involving an abstaining director (or more than one abstaining director), an action may be taken by the written consent of the remaining directors if (1) the disclosures required by Section 310 have been made to the non-interested or non-common directors, as applicable, before their execution of the written consent or consents; (2) the specified disclosures are conspicuously included in the written consent or consents executed by the non-interested or non-common directors; and (3) the non-interested or non-common directors, as applicable, approve the action by a vote that is sufficient without counting the votes of the interested or common directors.

SECTION 14. FEES AND COMPENSATION OF DIRECTORS.

Directors and members of committees of the Board may be compensated for their services, and will be reimbursed for expenses, as fixed or determined by resolution of the Board of Directors. This Section will not be construed to preclude any director from serving the Corporation in any other capacity, as an officer, agent, employee, or otherwise, or from receiving compensation for those services.

ARTICLE IV

COMMITTEES

SECTION 1. COMMITTEES OF THE BOARD.

The Board of Directors may, by resolution adopted by a majority of the authorized number of directors, designate one or more committees, each consisting of two or more directors. The Board may designate one or more directors as alternate members of any committee, to replace any absent member at a committee meeting. The appointment of committee members or alternate members requires the vote of a majority of the authorized number of directors. A committee may be granted any or all of the powers and authority of the Board, to the extent provided in the resolution of the Board of Directors establishing the committee, except with respect to:

> (a) Approving any action for which the California Corporations Code also requires the approval of the shareholders or of the outstanding shares;
>
> (b) Filling vacancies on the Board of Directors or any committee of the Board;
>
> (c) Fixing directors' compensation for serving on the Board or a committee of the Board;

(d) Amendments, or repeal of bylaws or the adoption of new bylaws;

(e) Amending or repealing any resolution of the Board of Directors that by its express terms is not so amendable or repealable;

(f) Making distributions to shareholders, except at a rate or in a periodic amount or within a price range determined by the Board of Directors or set forth in the Articles of Incorporation; or

(g) Appointing other committees of the Board or their members.

SECTION 2. MEETINGS AND ACTION OF COMMITTEES.

Meetings and action of committees will be governed by, and held and taken in accordance with, bylaw provisions applicable to meetings and actions of the Board of Directors, with such changes in the context of those bylaws as are necessary to substitute the committee and its members for the Board of Directors and its members, except that (1) the time of regular meetings of committees may be determined either by resolution of the Board of Directors or by resolution of the committee; (2) special meetings of committees may also be called by resolution of the Board of Directors; and (3) notice of Special meetings of committees will also be given to all alternative members who will have the right to attend all meetings of the committee. The Board of Directors may adopt rules for the governance of any committee not inconsistent with these bylaws.

ARTICLE V

OFFICERS

SECTION 1. OFFICERS.

The officers of the Corporation will be a President, a Secretary, and a Chief Financial Officer (who may also be called Treasurer). The Corporation may also have, at the discretion of the Board of Directors, a Chairman of the Board, one or more Vice Presidents, one or more Assistant Secretaries, one or more Assistant Treasurers, and such other officers as may be appointed in accordance with Section 3 of this Article V. Any number of offices may be held by the same person.

SECTION 2. APPOINTMENT OF OFFICERS.

The officers of the Corporation, except for subordinate officers appointed in accordance with Section 3 of this Article V, will be appointed by the Board of Directors, and will serve at the pleasure of the Board of Directors.

SECTION 3. SUBORDINATE OFFICERS.

The Board of Directors may appoint, and may empower the President to appoint, other officers as required by the business of the Corporation, whose duties will be as provided in the bylaws, or as determined from time to time by the Board of Directors or the President.

SECTION 4. REMOVAL AND RESIGNATION OF OFFICERS.

Any officer chosen by the Board of Directors may be removed at any time, with or without cause or notice, by the Board of Directors. Subordinate officers appointed by persons other than the Board under Section 3 of this Article V may be removed at any time, with or without cause or notice, by the Board of Directors or by the officer by who appointed.

Officers may be employed for a specified term under a contract of employment if authorized by the Board of Directors; such officers may be removed from office at any time under this section, and will have no claim against the Corporation or individual officers or board members because of the removal except any right to monetary compensation to which the officer may be entitled under the contract of employment.

Any officer may resign at any time by giving written notice to the Corporation. Resignations will take effect on the date of receipt of the notice, unless a later time is specified in the notice. Unless otherwise specified in the notice, acceptance of the resignation is not necessary to make it effective. Any resignation is without prejudice to the rights, if any, of the Corporation to monetary damages under any contract of employment to which the officer is a party.

SECTION 5. VACANCIES IN OFFICES.

A vacancy in any office resulting from an officer's death, resignation, removal, or disqualification, or from any other cause, will be filled in the manner prescribed in these bylaws for regular election or appointment to that office.

SECTION 6. CHAIRMAN OF THE BOARD.

The Board of Directors may elect a Chairman ("Chair of the Board"), who will preside, if present, at Board meetings and will exercise and perform such other powers and duties as may be assigned from time to time by the Board of Directors. If there is no President, the Chairman of the Board will in addition be the Chief Executive Officer ("CEO") of the Corporation, and will have the powers and duties as set forth in Section 7 of this Article V.

SECTION 7. PRESIDENT.

Except to the extent that the bylaws or the Board of Directors assign specific powers and duties to the Chair of the Board (if any), the President will be the Corporation's general manager and CEO and, subject to the control of the Board of Directors, will have general supervision, direction, and control over the Corporation's business and its officers. The managerial powers and duties of the President will include, but are not limited to, all the general powers and duties of management usually vested in the office of the president of a corporation and the President will have other powers and duties as prescribed by the Board of Directors or the bylaws. The President will preside at all meetings of the shareholders and, in the absence of the Chair of the Board or if there is no Chair of the Board, will also preside at meetings of the Board of Directors.

SECTION 8. VICE PRESIDENTS.

If desired, one or more vice presidents may be chosen by the Board of Directors in accordance with the provisions for electing officers set forth in *Section 2 of this Article V*. In the absence or disability of the President, the President's duties and responsibilities will be carried out by the highest ranking available vice president if vice presidents are ranked or, if not, by a vice president designated by the Board of Directors. When so acting, a vice president will have all the powers of and be subject to all the restrictions on the President. Vice presidents of the Corporation will have such other powers and perform such other duties as prescribed from time to time by the Board of Directors, the bylaws, or the President (or Chair of the Board if there is no president).

SECTION 9. SECRETARY

(a) *Minutes*. The Secretary will keep, or cause to be kept, at the principal executive office or such other place as designated by the Board of Directors, a book of minutes of all meetings and actions of the shareholders, of the Board of Directors, and of committees of the Board. The minutes of each meeting will state the time and place the meeting was held; whether it was *regular* or *special*; if special, how it was called or authorized; the names of directors present at Board or committee meetings; the number of shares present or represented at shareholders' meetings; an accurate account of the proceedings; and when it was adjourned. If the Secretary is unable to be present, the Secretary or the presiding officer of the meeting will designate another person to take the minutes of the meeting.

(b) *Record of Shareholders*. The Secretary will keep, or cause to be kept, at the principal executive office or at the office of the transfer agent or registrar, a record or duplicate record of shareholders. This record will show the names of all shareholders and their addresses, the number and classes of shares held by each, the number and date of share certificates issued to each shareholder, and the number and date of cancellation of any certificates surrendered for cancellation.

(c) *Notice of Meetings*. The Secretary will give notice, or cause notice to be given, of all shareholders' meetings, Board meetings, and meetings of committees of the Board for which notice is required by statute or by these bylaws. If the Secretary or other person authorized by the Secretary to give notice fails to act, notice of any meeting may be given by any other officer of the Corporation.

(d) *Other Duties*. The Secretary will keep the seal of the Corporation, if any, in safe custody. The Secretary will have such other powers and perform other duties as prescribed by the Board of Directors or by the bylaws.

SECTION 10. CHIEF FINANCIAL OFFICER.

The Chief Financial Officer ("CFO") will keep, or cause to be kept, adequate and correct books and records of accounts of the properties and business transactions of the Corporation, including accounts of its assets, liabilities, receipts, disbursements, gains, losses, capital, retained earnings, and shares. The books of account will at all reasonable times be open to inspection by any director.

The CFO will (1) deposit corporate funds and other valuables in the Corporation's name and to its credit with depositaries designated by the Board of Directors; (2) make disbursements of corporate funds as authorized by the Board; (3) render a statement of the Corporation's financial condition and an account of all transactions conducted as CFO whenever requested by the President or the Board of Directors; and (4) have other powers and perform other duties as prescribed by the Board of Directors or these bylaws.

Unless the Board of Directors has elected a separate treasurer, the chief financial officer will be deemed to be the Treasurer for purposes of giving any reports or executing any certificates or other documents.

ARTICLE VI

INDEMNIFICATION OF CORPORATE AGENTS

For the purposes of this Article VI, the following terms shall have the following definitions:

 "Agent" shall mean such persons as defined in Section 317(a) of California Corporations Code.

"Code" shall mean the California Corporations Code.

"Expenses" shall have the meaning as provided in Section 317(a) of California Corporations Code.

"Proceeding" shall have the meaning as provided in Section 317(a) of California Corporations Code.

SECTION 1. INDEMNIFICATION OF CORPORATE AGENTS.

The Corporation may at its option indemnify corporate Agents to the extent and in the manner permitted by Section 317 of Code against Expenses, judgments, fines, settlements, and other amounts actually and reasonably incurred in connection with any Proceeding, arising by reason of the fact that such person is or was an Agent of the Corporation.

SECTION 2. DIRECTORS' MONETARY DAMAGES

Notwithstanding any other provisions to the contrary in these bylaws, the liability of directors to the Corporation or its shareholders for monetary damages due to a breach of duty shall be eliminated to the maximum allowed under the law.

SECTION 3. SUCCESSFUL DEFENSE BY AGENT.

To the extent that an Agent of a corporation has been successful on the merits in defense of any Proceeding referred to in Section 317(b) or 317(c) of the Code or in defense of any claim, issue, or matter therein, the Agent shall be indemnified against Expenses actually and reasonably incurred by the Agent in connection therewith.

SECTION 4. REQUIRED APPROVAL FOR INDEMNIFICATION

Except as provided in *Section 3 of this Article VI*, any indemnification made by the Corporation for a corporate Agent, requires that it be authorized in the specific case and that it be determined that indemnification of the Agent is proper in the circumstances because the Agent has met the applicable standard of conduct set forth in Section 317(b) and (c) of the Code, by one of the following:

(a) A majority vote of a quorum consisting of directors who are not parties to such Proceeding;

(b) Independent legal counsel in a written opinion if a quorum of directors who are not parties to such a Proceeding is not available;

(c) Approval of the shareholders (pursuant to Section 153 of the Code), with the shares owned by the person to be indemnified not being entitled to vote thereon; OR

(d) The court in which the Proceeding is or was pending, on application made by this Corporation or the Agent or the attorney or other person rendering services in connection with the defense, whether or not such application by the Agent, attorney, or other person is opposed by this Corporation.

SECTION 5. ADVANCE OF EXPENSES.

Expenses incurred in defending any Proceeding may be advanced by the Corporation before the final disposition of such Proceeding on receipt of an undertaking by or on behalf of the Agent to repay such amounts if it will be determined ultimately that the Agent is not entitled to be indemnified as authorized in this Article VI and applicable law.

SECTION 6. LIMITATIONS.

(a) No indemnification or advance will be made under this Article VI, except as provided in Section 3 or Section 4(d), in any circumstance if it appears:

(i) That it would be inconsistent with a provision of the Articles of Incorporation or these bylaws, a resolution of the shareholders, or an agreement which prohibits or otherwise limits indemnification; OR

(ii) That it would be inconsistent with any condition expressly imposed by a court in approving settlement.

(b) No indemnification shall be made under this Article VI for any of the following:

(i) In respect of any claim, issue or matter as to which the Agent shall have been adjudged to be liable to the Corporation in the performance of that Agent's duty to the Corporation and its shareholders, unless and only to the extent that the court in which the Proceeding is or was pending shall determine upon application that, in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for Expenses and then only to the extent that the court shall determine;

(ii) Of amounts paid in settling or otherwise disposing of a pending action without court approval;

(iii) Of expenses incurred in defending a pending action which is settled or otherwise disposed of without court approval;

SECTION 7. INSURANCE.

This Corporation may purchase and maintain insurance on behalf of any Agent of the Corporation insuring against any liability asserted against or incurred by the Agent in that capacity or arising out of the Agent's status as such, whether or not this Corporation would have the power to indemnify the Agent against that liability under the provisions of this Article VI. Despite the foregoing, if this Corporation owns all or a portion of the shares of the company issuing the policy of insurance, the insuring company or the policy will meet the conditions set forth in Code §317(i) of the Code.

SECTION 8. SURVIVAL OF RIGHTS.

The rights provided by this Article VI will continue for a person who has ceased to be an Agent and will inure to the benefit of the heirs, executors, and administrators of such person.

SECTION 9. EFFECT OF AMENDMENT.

Any amendment, repeal, or modification of this Article VI will not adversely affect an Agent's right or protection existing at the time of such amendment, repeal, or modification.

SECTION 10. SUBROGATION.

In the event of payment under this Article VI, the Corporation will be subrogated, to the extent of such payment, to all of the rights of recovery of the Agent, who will execute all papers required and will do everything that may be necessary to secure such rights, including the execution of such documents as may be necessary to enable the Corporation effectively to bring suit to enforce such rights.

SECTION 12. NO DUPLICATION OF PAYMENTS.

The Corporation will not be liable under this Article VI to make any payment in connection with any claim made against the Agent to the extent the agent has otherwise actually received payment, whether under a policy of insurance, an agreement, or a vote, or through other means, of the amounts otherwise indemnifiable under this Article.

ARTICLE VII

RECORDS AND REPORTS

SECTION 1. MAINTENANCE OF SHAREHOLDER RECORD AND INSPECTION BY SHAREHOLDERS.

The Corporation will keep at its principal executive office or at the office of its transfer agent or registrar, as determined by resolution of the Board of Directors, a record of the names and addresses of all shareholders and the number and class of shares held by each shareholder.

A shareholder or shareholders holding at least FIVE (5) percent in the aggregate of the outstanding voting shares of the Corporation have the right to do either or both of the following:

  (a)   Inspect and copy the record of shareholders' names and addresses and shareholdings during usual business hours, on FIVE (5) DAYS' prior written demand on the Corporation, OR

  (b)   Obtain from the Corporation's transfer agent, on written demand and tender of the transfer agent's usual charges for this service, a list of the names and addresses of shareholders who are entitled to vote for the election of directors, and their shareholdings, as of the most recent record date for which a list has been compiled or as of a specified date later than the date of demand. This list will be made available within FIVE (5) DAYS after (i) the date of demand or (ii) the specified later date as of which the list is to be compiled.

The record of shareholders will also be open to inspection on the written demand of any shareholder or holder of a voting trust certificate, at any time during usual business hours, for a purpose reasonably related to the holder's interests as a shareholder or holder of a voting trust certificate. Any inspection and copying under this section may be made in person or by an agent or attorney of the shareholder or holder of a voting trust certificate making the demand.

SECTION 2. MAINTENANCE AND INSPECTION OF BYLAWS.

The Corporation will keep at its principal executive office, or if its principal executive office is not in the State of California, at its principal business office in this State, the original or a copy of the bylaws as amended to date, which will be open to inspection by the shareholders at all reasonable times during office hours. If the principal executive office of the Corporation is outside the State of California and the Corporation has no principal business office in this state, the Secretary will, on the written request of any shareholder, furnish to that shareholder a copy of the bylaws as amended to date.

SECTION 3. MAINTENANCE AND INSPECTION OF MINUTES AND ACCOUNTING RECORDS.

The minutes of proceedings of the shareholders, Board of Directors, and committees of the Board, and the accounting books and records, will be kept at the principal executive office of the Corporation, or at such other place or places as designated by the Board of Directors. The minutes and the accounting books and records will be kept either in written form or in a form capable of being converted into written form.

The minutes and accounting books and records will be open to inspection on the written demand of any shareholder or holder of a voting trust certificate at any reasonable time during usual business hours, for a purpose reasonably related to the holder's interests as a shareholder or holder of a voting trust certificate. The inspection may be made in person or by an agent or attorney, and will include the right to copy and make extracts. These rights of inspection will extend to the records of each subsidiary of the Corporation.

SECTION 4. INSPECTION BY DIRECTORS.

Every director will have the absolute right at any reasonable time to inspect all books, records, and documents of every kind and the physical properties of the Corporation and each of its subsidiary corporations. This inspection by a director may be made in person or by an agent or attorney, and the right of inspection includes the right to copy and make extracts of documents.

SECTION 5. ANNUAL REPORT TO SHAREHOLDERS.

Inasmuch as, and for as long as, there are fewer than 100 shareholders, the requirement of an annual report to shareholders referred to in California Corporations Code §1501 is expressly waived. However, nothing in this provision will be interpreted as prohibiting the Board of Directors from issuing annual or other periodic reports to the shareholders, as the Board considers appropriate.

If at any time the number of shareholders will exceed 100, the first paragraph of Section 5 will be repealed, and the following provisions will be substituted:

The Board of Directors will cause an annual report to be sent to the shareholders not later than ONE HUNDRED TWENTY (120) DAYS after the close of the fiscal year adopted by the Corporation. This report will be sent at least FIFTEEN (15) DAYS (if third-class mail is used, 35 days) before the annual meeting of shareholders to be held during the next fiscal year and in the manner specified for giving notice to shareholders in Article II, Section 7.

The annual report will contain a balance sheet as of the end of the fiscal year and an income statement and a statement of cash flows for the fiscal year that are (1) prepared in accordance with generally accepted accounting principles applied on a consistent basis and (2) accompanied by any report of independent accountants, or, if there is no such report, the certificate of an authorized officer of the Corporation that the statements were prepared from the Corporation's books and records without audit.

SECTION 6. FINANCIAL STATEMENTS.

The Corporation will keep a copy of each annual financial statement, quarterly or other periodic income statement, and accompanying balance sheets prepared by the Corporation on file in the Corporation's principal executive office for TWELVE (12) months from the date of its execution; these documents will be exhibited at all reasonable times, or copies provided, to any shareholder on demand.

If no annual report for the last fiscal year has been sent to shareholders, on written request of any shareholder made more than ONE HUNDRED TWENTY (120) DAYS after the close of the fiscal year the Corporation will deliver or mail to the shareholder, within THIRTY (30) DAYS after receipt of the request, (1) a balance sheet as of the end of that fiscal year; (2) an income statement and (3) statement of cash flows for that fiscal year.

A shareholder or shareholders holding FIVE (5) PERCENT or more of the outstanding shares of any class of stock of the Corporation may request in writing an income statement for the most recent 3-month, 6-month, or 9-month period (ending more than THIRTY (30) days before the date of the request) of the current fiscal year, and a balance sheet of the Corporation as of the end of that period. If such documents are not already prepared, the CFO will cause them to be prepared and will deliver the documents personally or mail them to the requesting shareholders within THIRTY (30) DAYS after receipt of the request. A balance sheet, income statement, and statement of cash flows for the last fiscal year will also be included, unless the Corporation has sent the shareholders an annual report for the last fiscal year.

Quarterly income statements and balance sheets referred to in this section will be accompanied by the report, if any, of independent accountants engaged by the Corporation or the certificate of an authorized corporate officer stating that the financial statements were prepared from the Corporation's books and records without audit.

SECTION 7. ANNUAL STATEMENT OF INFORMATION.

(a) The Corporation shall file a statement with the Secretary of State on the prescribed form, setting forth the authorized number of directors; the names and complete business or residence addresses of all incumbent directors; the names and complete business or residence addresses of the CEO ("President"), the Secretary, and the CFO; the street address of the Corporation's principal executive office or principal business office in this state; a statement of the general type of business constituting the principal business activity of the Corporation; and a designation of the agent of the Corporation for the purpose of service of process, all in compliance with California Corporations Code §1502. ("Statement of Information')

(b) Despite the provisions of paragraph (a) of this section, if there has been no change in the information in the Corporation's last Statement of Information on file with the Secretary of State's office, the Corporation may, in lieu of filing the statement described in paragraph (a) of this section, advise the Secretary of State, on the appropriate form, that no changes in the required information have occurred during the applicable period.

ARTICLE VIII

GENERAL CORPORATE MATTERS

SECTION 1. AUTHORIZED SIGNATORIES FOR CHECKS.

All checks, drafts, other orders for payment of money, notes, or other evidences of indebtedness issued in the name of or payable to the Corporation will be signed or endorsed by the person or persons in the manner authorized from time to time by resolution of the Board of Directors.

SECTION 2. EXECUTING CORPORATE CONTRACTS AND INSTRUMENTS.

Except as otherwise provided in the Articles of Incorporation or in these bylaws, the Board of Directors by resolution may authorize any officer(s) or agent(s), to enter into any contract or to execute any instrument in the name of and on behalf of the Corporation. This authority may be general or it may be confined to one or more specific matters. No officer, agent, employee, or other person purporting to act on behalf of the Corporation will have any power or authority to bind the Corporation in any way, to pledge the Corporation's credit, or to render the Corporation liable for any purpose or in any amount, unless that person was acting with authority granted by the Board of Directors as provided in these bylaws, or unless an unauthorized act was later ratified by the Corporation.

SECTION 3. CERTIFICATES FOR SHARES.

Certificates for shares shall be of such form and device as the Board may designate and shall state (1) the name of the record holder of the shares represented thereby; (2) its number and date of issuance; (3) the number of shares for which it is issued and class or series of shares represented; (4) a statement of rights, privileges, preferences or restrictions, if any; (5) a statement as to the redemption or conversion, if any; and (6) if the shares are assessable, or if assessments are collectible by personal action, a plain statement of such facts.

All certificates must be signed in the name of the Corporation by (1) either the Chair of the Board of Directors, the Vice Chair of the Board of Directors, the President, or any Vice President, and (2) either the Chief Financial Officer, any Assistant Treasurer, the Secretary, or any Assistant Secretary. Any of the signatures on the certificate may be facsimile signature. If any officer, transfer agent, or registrar who has signed or whose facsimile signature has been placed on a certificate will have ceased to be that officer, transfer agent, or registrar before that certificate is issued, the certificate may be issued by the Corporation with the same effect as if that person were an officer, transfer agent, or registrar at the date of issue.

No certificate(s) for shares are to be issued until such shares are fully paid.

SECTION 3A. TRANSFER ON THE BOOKS.

Upon surrender to the Secretary or transfer agent of the Corporation of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignment or authority to transfer, it shall be the duty of the Corporation to issue a new certificate to the person entitled thereto, cancel the old certificate, and record the transaction on its books.

SECTION 4. LOST CERTIFICATES.

Except as provided in this Section 4, no new certificates for shares will be issued to replace old certificates unless the old certificate is surrendered to the Corporation for cancellation at the same time. If share certificates or certificates for any other security have been lost, stolen, or destroyed, the Board of Directors may authorize the issuance of replacement certificates on terms and conditions as required by the Board, which may include a requirement that the owner give the Corporation a bond (or other adequate security) sufficient to indemnify the Corporation against any claim that may be made against it (including any expense or liability) on account of the alleged loss, theft, or destruction of the old certificate or the issuance of the replacement certificate.

SECTION 5. SHARES OF OTHER CORPORATIONS: HOW VOTED.

Shares of other corporations standing in the name of this Corporation will be voted by one of the following persons, listed in order of preference:

(1) Chairman of the Board or person designated by the Chairman of the Board;
(2) President, or person designated by the President;
(3) First Vice President, or person designated by the first Vice President; OR
(4) Other person designated by the Board of Directors.

The authority to vote shares granted by this section includes the authority to execute a proxy in the name of the Corporation for purposes of voting the shares.

SECTION 6. CONSTRUCTION AND DEFINITIONS.

(a) Unless the context requires otherwise, the general provisions, rules of construction, and definitions in California Corporations Code §§1–195 govern the construction of these bylaws. Without limiting the generality of this provision, the singular number includes the plural, the plural number includes the singular, and the term "person" includes both a corporation and a natural person.

(b) Unless otherwise provided in these bylaws, and subject to any guidelines and procedures that the Board of Directors may adopt from time to time, the terms "written" and "in writing" as used in these bylaws include any form of recorded message in the English language capable of comprehension by ordinary visual means and may include electronic transmissions such as facsimile or e-mail provided that:

(i) For electronic transmissions from this Corporation, this Corporation has obtained an unrevoked written consent from the recipient to the use of those means of communication;

(ii) For electronic transmissions to this Corporation, this Corporation has in effect reasonable measures to verify that the sender is the individual purporting to have sent the transmission; and

(iii) The transmission creates a record that can be retained, retrieved, reviewed, and rendered into clearly legible tangible form.


ARTICLE IX

AMENDMENTS OF BYLAWS


SECTION 1. AMENDMENT BY SHAREHOLDERS.

New bylaws may be adopted or these bylaws may be amended or repealed by the affirmative vote or written consent of majority of the outstanding shares entitled to vote; provided, however, that if the Articles of Incorporation of the Corporation set forth the number of authorized directors of the Corporation, the authorized number of directors may be changed only by an amendment of the Articles of Incorporation.

SECTION 2. AMENDMENT BY BOARD OF DIRECTORS

Subject to the rights of the shareholders as provided for in Section 1 of this Article IX, to adopt, amend, or repeal bylaws, and the limitation of California Corporations Code Sections 204(a)(5) and 212, bylaws may be adopted, amended, or repealed by the Board of Directors.


ARTICLE X

TRANSFER RESTRICTIONS


SECTION 1. RIGHT OF FIRST REFUSAL

Except as provided for in this Article, no shareholder shall sell, assign, pledge, or in any other manner Transfer any of the shares of the common shares of the Corporation or any right or interest therein, whether voluntarily or by operation of law, or by gift or otherwise. "Transfer" shall include any pledge, assignment, encumbrance, hypothecation or any other disposition of the shares.

Except for the Transfer of common shares by a shareholder into that shareholder's revocable or living trust where that shareholder is the Trustee and Settlor of the Trust, the Transfer or sale of any shares of the common shares of the Corporation by any shareholder ("Offering Shareholder") must first be offered to the Corporation and then to the holders of common shares, in the following manner:

    (a) The Offering Shareholder will mail or personally deliver a written offer to the Secretary of the Corporation, stating the number and class of shares and the price, terms, and conditions of the proposed sale or Transfer, including the name of the proposed outside buyer ("Written Offer"). The proposed outside buyer must be a bona fide purchaser. The Corporation will then have the right to purchase <u>any or all of those shares</u> at the price and on the terms and conditions stated in the Written Offer, by giving written notice to the Offering Shareholder of its election to purchase a specified number of shares. If the Corporation elects to purchase all of the shares as specified in the Written Offer, then it must give notice of this intent to purchase, either by be mail or personal delivery within FOURTEEN (14) DAYS after the date of the shareholder's Written Offer, as that date is defined in paragraph (g) of this article and settlement thereof shall be made in cash within thirty (30) days of the Corporation's notice of intent to purchase; provided that if the terms of payment set forth in the Written Offer were other than cash against delivery, the Corporation shall pay for said shares on the same terms and conditions set forth in the Written Offer.

(b) If the Corporation fails to give notice of its election to purchase pursuant to Section (a), or if it elects to purchase fewer than all of the shares being offered, the Secretary of the Corporation, as soon as possible and in no event more than TWENTY-ONE (21) DAYS after the date of the written offer, will mail or personally deliver a copy of the Written Offer together with a statement of the number of shares not being purchased by the Corporation, to each holder of *common* shares, other than the Offering Shareholder. Each said shareholder will then have the right to purchase a fraction of the remaining shares that is equal to the number of said shareholder's shares with purchase rights under this Article, divided by the total number of shares with purchase rights held by all shareholders as of the date of the Written Offer, as defined in this Article. Each shareholder shall have the right to purchase the number of shares (as specified in this Section (b)) at the price and on the terms and conditions stated in the Offering Shareholder's Written Offer, by giving the Secretary of the Corporation a written notice of intent to purchase. This notice of intent to purchase will state the number of shares that the shareholder wishes to purchase, and will be given by mail or personal delivery to the Secretary of the Corporation within THIRTY-FIVE (35) DAYS after the Offering Shareholder's Written Offer was given to the Corporation, as defined in paragraph (g) of this article.

(c) If fewer than all the shares as stated in the Written Offer for are subscribed to under paragraphs (a) and (b) of this Article, then each shareholder who desires additional shares will be entitled to purchase that fraction of the shares not subscribed to that is equal to the number of the shareholder's shares with purchase rights under this Article, divided by the total number of shares with purchase rights held by all shareholders who desire to purchase the remaining shares.

(d) If the election to purchase occurs pursuant to Sections (b) and (c) of this Article, then the Secretary of the Corporation shall provide notice to Offering Shareholder of the Corporations and/or the shareholders' intent to purchase within sixty (60) days from the date of the Written Offer and settlement thereof shall be made in cash within ninety (90) days from the date of the Written Offer; provided that if the terms of payment set forth in the Written Offer were other than cash against delivery, the corporation and/or shareholders shall pay for said shares on the same terms and conditions set forth in the Written Offer.

(e) If none or fewer than all the shares specified by the selling shareholder in the Written Offer are subscribed to under paragraphs (a), (b), or (c) of this Article within the time periods specified for exercising the respective rights to purchase shares granted by this Article, the Offering Shareholder can then sell the remaining or unsubscribed shares to the proposed buyer specified in the Offering Shareholder's Written Offer. The Offering Shareholder may dispose of said remaining or unsubscribed shares in the Written Offer to said proposed buyer within Seventy-five (75) DAYS after the date of the Written Offer, provided that Offering Shareholder will not sell or Transfer these shares at a lower price or on terms less favorable to the seller than those specified in the Written Offer to the Secretary.

(f) Unless otherwise prohibited by law or by the Articles of Incorporation, the Corporation may purchase its own shares from any Offering Shareholder; provided, however, that the Corporation will not purchase all of its outstanding voting shares. Any sale or Transfer, or purported sale or Transfer, of the Corporation's shares by any shareholder will be null and void unless the terms, conditions, and provisions of this article are strictly followed.

(g) Each offer, notice, or statement provided for in this Article will be considered given when it is personally delivered to the person to whom it is to be given, or if sent by mail or similar services upon confirmation of receipt, properly addressed to such person and with all postage or other charges fully prepaid.

(h) Any shareholder that becomes a shareholder of this Corporation through a valid transfer in conformity with the terms of this Article, shall be deemed to have agreed to the all terms of these bylaws.

(i) Each share certificate of the Corporation's Common stock will bear the following legend:

THE SALE, TRANSFER, PLEDGE, ENCUMBRANCE, HYPOTHECATION, OR DISPOSITION OF THE SHARES REPRESENTED BY THIS CERTIFICATE IS RESTRICTED BY THE PROVISIONS OF CORPORATION'S BYLAWS. ALL SUCH PROVISIONS OF THE BYLAWS ARE INCORPORATED BY REFERENCE IN THIS CERTIFICATE. A COPY OF THE BYLAWS MAY BE INSPECTED AT THE PRINCIPAL OFFICE OF THE CORPORATION BY APPLICABLE PERSONS.

CERTIFICATE OF THE ADOPTION OF BYLAWS

I, **Bradley Heimowitz,** hereby certify that:

I am the Secretary of **FANview, Inc.**, a California Corporation and the foregoing Bylaws, are a true and correct copy of the bylaws of the Corporation as ratified and adopted by the Corporation's Board of Directors as June 8th, 2017.

WITNESS the signature of the undersigned this _____day of _____, 2017.

_____
Secretary